Filed by Valero Energy Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934
                                   Subject Company:  Valero Energy Corporation
                                                    Registration No. 333-61756




The following information was posted to Valero Energy Corporation's web site on July 26, 2001:



-----------------        =======================================================
VALERO/UDS               VALERO/UDS DEAL PRICING MECHANISM
                         -------------------------------------------------------

        o In May, 2001 Valero Energy and Ultramar Diamond Shamrock agreed to a part-cash/part-stock merger in which Valero would exchange all of the shares of UDS for consideration with a value representing a 31.3% premium to UDS' stock price, based on the average closing price of UDS for the 10 day period prior to April 26th.

        o The total consideration equates to $27.50 in cash and a fixed exchange ratio of 0.614 Valero shares for each outstanding share of UDS common stock, representing an aggregate consideration of approximately $2 billion in cash plus approximately 44.4 million Valero shares (subject to possible adjustment as described below).

        o A UDS stockholder can elect to receive consideration in the form of cash, Valero stock or a combination. Whatever the form, the mechanism is designed such that the per-share consideration will have the same value, based on the average price of Valero common stock during a 10 day measurement period ending 3 days before closing, regardless of the form of consideration. That per-share value, whether paid in the form of stock or cash, will be the sum of (a) $27.50 and (b) the average value of 0.614 Valero shares during the measurement period.

        o The elections will be subject to proration, as the total number of Valero shares to be issued and the total amount of cash to be paid in the merger to UDS stockholders as a group are each fixed except that Valero may add more stock, valued at the measurement period value and in lieu of an equivalent amount of cash, if needed to maintain the tax-free treatment of the merger. If stock is oversubscribed, then UDS stockholders who have elected stock will nevertheless receive cash for some of their UDS shares, on a pro rata basis, and vice versa if cash is oversubscribed. Also, if based on the average price of Valero stock during the measurement period the limit on the percentage of UDS shares that may be converted to stock consideration is greater than 50%, Valero at its option, may reduce that limit to 50%.

-----------------      =========================================================
VALERO/UDS             EQUALIZATION MECHANISM
                       MM,EXCEPT PER SHARE FIGURES
                       ---------------------------------------------------------


                       ---------------------------------------------------------
                       TRANSACTION STRUCTURE

                       -----------------------------------------------------------------------------------------------------------
                       Total UDS Shares                                   72.3
                       -------------------------------------------------------------------------------------------------------------
                       CASH PORTION (VALUE OF $55.00 OFFER AT 50%)                STOCK PORTION (VALUE OF 1.228X OFFER AT 50%)
                       -------------------------------------------------------------------------------------------------------------
                       Cash Offer per Share                               $27.50  Stock Exchange Ratio                        0.614x
                       -------------------------------------------------------------------------------------------------------------
                       Cash Offered in Transaction ($27.50 x 72.3 Shares) $1,988  Number of Valero Shares (0.614 x 72.3 Shares) 44.4
                       -------------------------------------------------------------------------------------------------------------

                       -------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                      TOTAL                      PERCENT         PERCENT    SHARES
                         STOCK  BLENDED      TOTAL    VALUE       TOTAL          OF UDS  TOTAL   OF UDS     ISSUED      CASH REDUCED
VALERO  CASH   EXCHANGE  VALUE  TRANSACTION  CASH     OF STOCK    CONSIDERATION  SHARES  SHARES  SHARES     TO MAINTAIN BY ISSUING
SHARE   VALUE  RATIO     AT     VALUE PER    OFFERED  OFFERED BY  OFFERED BY     PURCH.  OFFERED PURCHASED  43% DEAL    ADDITIONAL
PRICE   AT 50% AT 50%    50%    UDS SHARE    BY       VALERO      VALERO         CASH    BY      FOR VALERO VALUE IN    SHARES
                                             VALERO                                      VALERO  STOCK      STOCK
------------------------------------------------------------------------------------------------------------------------------------
$25.00  $27.50 0.614x    $15.35 [$42.85]     $1,766   $1,332      $3,098         57.0%   53.3    43.0%      8.9         $222.4
------------------------------------------------------------------------------------------------------------------------------------
 30.00   27.50 0.614x     18.42 [45.92 ]      1,892    1,428       3,320         57.0%   47.6    43.0%      3.2           95.8
------------------------------------------------------------------------------------------------------------------------------------
 33.73*  27.50 0.614x     20.71 [48.21]       1,988    1,498       3,486         57.0%   44.4    43.0%      --            --
------------------------------------------------------------------------------------------------------------------------------------
 35.00   27.50 0.614x     21.49 [48.99]       1,988    1,554       3,542         56.1%   44.4    43.9%      --            --
------------------------------------------------------------------------------------------------------------------------------------
 40.00   27.50 0.614x     24.56 [52.06]       1,988    1,776       3,764         52.8%   44.4    47.2%      --            --
------------------------------------------------------------------------------------------------------------------------------------
 45.00   27.50 0.614x     27.63 [55.13]       1,988    1,998       3,986         49.9%   44.4    50.1%      --            --
------------------------------------------------------------------------------------------------------------------------------------
 50.00   27.50 0.614x     30.70 [58.20]       1,988    2,220       4,208         47.3%   44.4    52.7%      --            --
------------------------------------------------------------------------------------------------------------------------------------
  A       B      C         D      E            F        G           H              I       J       K          L           M
------------------------------------------------------------------------------------------------------------------------------------
                         =AxC   =B+D         =$1,988-M =AxJ       =F+G           =F/H    =44.4+L =G/H                   =LxA
------------------------------------------------------------------------------------------------------------------------------------



NOTES:
o Assumes at least 43% of the consideration will be required to be paid in Valero stock in order to maination the tax free status of the transaction with respect to the stock consideration. Pursuant to the terms of the merger agreement, the minimum percentage required to be paid in stock will not be determinded until closing and may be higher or lower than the assumption made for this example.
o $33.73 represents the breakeven price below which additional stock may be issued to preserve tax-free treatment.

-----------------        =======================================================
VALERO/UDS               VALERO/UDS DEAL PRICING MECHANISM
                         -------------------------------------------------------


          STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT STATE THE COMPANY'S OR MANAGEMENT'S EXPECTATIONS OR PREDICTIONS OF THE FUTURE ARE FORWARD-LOOKING STATEMENTS INTENDED TO BE COVERED BY THE SAFE HARBOR PROVISIONS OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934. IT IS IMPORTANT TO NOTE THAT THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS.


          INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE SENT TO VALERO AND UDS STOCKHOLDERS REGARDING THE PROPOSED MERGER, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY VALERO AND UDS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT IS AVAILABLE, AND OTHER DOCUMENTS FILED BY VALERO AND UDS WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED, WHEN AVAILABLE, FREE OF CHARGE FROM VALERO AND UDS.
          STOCKHOLDERS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

          VALERO AND UDS, AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER OF THEIR RESPECTIVE EMPLOYEES, MAY BE SOLICITING PROXIES FROM THEIR RESPECTIVE STOCKHOLDERS IN FAVOR OF THE APPROVAL OF THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF VALERO AND UDS STOCKHOLDERS IN CONNECTION WITH THE MERGER IS SET FORTH, IN THE CASE OF VALERO, IN VALERO'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING, FILED WITH THE SEC ON MARCH 28, 2001, AND IN THE CASE OF UDS, IN UDS'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING, FILED WITH THE SEC ON MARCH 27, 2001, AND ADDITIONAL INFORMATION WILL BE SET FORTH IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REFERRED TO ABOVE WHEN IT IS FILED WITH THE SEC.